HEAD N.V. ANNOUNCES ITS SUBSIDIARY'S ISSUE OF(euro)125 MILLION GUARANTEED SENIOR NOTES

Rotterdam - January 16, 2004 - Head N.V. (NYSE: HED; VSX: HEAD), a leading global manufacturer and marketer of sports equipment, announced today that its wholly-owned subsidiary HTM Sport- und Freizeitgerate AG intends to offer unsecured senior notes guaranteed by Head N.V. and certain of its subsidiaries. The final size of the transaction, which will be determined at the time of pricing, is expected to be(euro)125 million.

The offering is being made outside the United States and to qualified institutional buyers in the United States.

HTM has applied to list the notes on the Luxembourg Stock Exchange.

With the proceeds from this offering, all of the outstanding 10.75% senior notes due 2006 of Head Holding Unternehmensbeteiligung GmbH, another Head N.V. subsidiary, will be redeemed. The redemption price will be approximately
(euro)69.2 million, consisting of (euro)65.7 million of principal and premium of 5.375%, and will additionally include accrued interest to the redemption date. In addition, HTM intends to repay approximately (euro)31.5 million of certain of its and its subsidiaries' debt. The remainder of the proceeds will be used for working capital and general corporate purposes.

The senior notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The senior notes may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from registration requirements. The senior notes will be offered in the United States only to qualified institutional buyers, as defined in Rule 144A under the Securities Act. There is not, and is not intended to be, a public offering of the senior notes in the United States.

This press release does not constitute or contain an offer to sell or a solicitation of an offer to buy the senior notes in Austria. In Austria, the senior notes will be offered exclusively by way of a non-public offering to a limited circle of institutional investors within the meaning of Section 3/1/11 of the Austrian Capital Markets Act, as amended.

Stabilization/FSA.

This communication is directed only at persons who (1) are outside the United Kingdom or (2) have professional experience in matters relating to investments or (3) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as "relevant persons"'). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

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Contacts
Clare Vincent, Head of Corporate Finance
Tel: +44 (0)207 499 7800; Fax: +44 (0)207 491 7725; e-mail: htmcv@aol.com

Ralf Bernhart, Chief Financial Officer
Tel: +43 1 701 79354; Fax +43 1 707 8940

Please visit our website: www.head.com

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainties. Although Head believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward -looking statements included and quoted herein, the inclusion of such information should not be regarded as a representation by Head or any other person that the objectives and plans of Head will be achieved.

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